Filed by Express Scripts, Inc.
Registration No. 333-140001
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200
Important Information Express Scripts has filed a proxy statement in connection with Caremark's special meeting of stockholders at which the Caremark stockholders will consider the CVS Merger Agreement and matters in connection therewith. Express Scripts stockholders are strongly advised to read that proxy statement and the accompanying form of GOLD proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark's annual meeting of stockholders at which the Caremark stockholders will vote on the election of directors to the board of directors of Caremark. Express Scripts stockholders are strongly advised to read this proxy statement and the accompanying proxy card when they become available, as each will contain important information. Stockholders may obtain each proxy statement, proxy card and any amendments or supplements thereto which are or will be filed with the Securities and Exchange Commission ("SEC") free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. In addition, this material is not a substitute for the prospectus/offer to exchange and registration statement that Express Scripts has filed with the SEC regarding its exchange offer for all of the outstanding shares of common stock of Caremark. Investors and security holders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto when they become available, because each contains or will contain important information. Such documents are or will be available free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts' directors and executive officers is available in Express Scripts' proxy statement, dated April 18, 2006, filed in connection with its 2006 annual meeting of stockholders. Additional information about the interests of potential participants is included in the proxy statement filed in connection with Caremark's special meeting to approve the proposed merger with CVS and will be included in any proxy statement regarding the proposed transaction. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark's annual meeting on a Schedule 14A pursuant to Rule 14a-12 on January 9, 2007.

Launched $26 billion Exchange Offer to acquire CMX, which will deliver superior value to stockholders Secured financing Nominated slate of directors Filed proxy in opposition to proposed CVS/CMX merger Re-filed HSR & continue to work with FTC Met with many investors and analysts, including Institutional Shareholder Services (ISS) and Change to Win (CtW) Coalition Transaction Update

Why the CVS Deal Is Inferior and the Express Scripts Offer Is Superior Destructive: History teaches that the market punishes deals like this Dilutive: CMX stockholders move from high-growth industry to slower-growing retail pharmacy industry Doesn't Add Up: Stated strategy for merger and resulting synergies unrealistic and hard to support Create Value: Proven ability to innovate and execute Outstanding Financial Offer: Strong underlying currency, with full commitment to get it done Certainty of Value: Cash and stock Solid, Proven Plan: Synergies and rationale clear and strong CVS/CMX Speculative & "Sketchy" Plan ESRX/CMX Proven Record & Powerful Future